                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. )*

                    Under the Securities Exchange Act of 1934



                       PHILIPS INTERNATIONAL REALTY CORP.
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    718333107
                          -----------------------------
                                 (CUSIP Number)

                                  MARCH 6, 2003
                          -----------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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 CUSIP No.  718333107
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

          HOT CREEK CAPITAL, L.L.C.
--------------------------------------------------------------------------------
     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

         Nevada
--------------------------------------------------------------------------------

Number of           (5)  Sole Voting Power                            0
Shares              ------------------------------------------------------------
Beneficially        (6)  Shared Voting Power                    687,800
Owned by            ------------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power                       0
Person              ------------------------------------------------------------
With                (8)  Shared Dispositive Power               687,800
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

            687,800
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

            Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

            9.4%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

            OO
--------------------------------------------------------------------------------


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CUSIP No. 718333107
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

          HOT CREEK INVESTORS, L.P.
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

          Nevada
--------------------------------------------------------------------------------

Number of            (5)  Sole Voting Power                          0
Shares               -----------------------------------------------------------
Beneficially         (6)  Shared Voting Power                  687,800
Owned by             -----------------------------------------------------------
Each Reporting-      (7)  Sole Dispositive Power                     0
Person               -----------------------------------------------------------
With                 (8)  Shared Dispositive Power             687,800
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

          687,800
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

          Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

          9.4%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------




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CUSIP No. 718333107
--------------------------------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

           David M. W. Harvey
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------

     3) SEC Use Only
--------------------------------------------------------------------------------

     4) Citizenship or Place of Organization

           U.S.A.
--------------------------------------------------------------------------------

Number of            (5)  Sole Voting Power                            0
Shares               -----------------------------------------------------------
Beneficially         (6)  Shared Voting Power                    687,800
Owned by             -----------------------------------------------------------
Each Reporting-      (7)  Sole Dispositive Power                       0
Person               -----------------------------------------------------------
With                 (8)  Shared Dispositive Power               687,800
--------------------------------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

           687,800
--------------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

           Not applicable
--------------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

           9.4%
--------------------------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------





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Item 1:

         (a)  Name of Issuer:

                  Philips International Realty Corp. (the "Issuer")

         (b)  Address of Issuer's Principal Executive Offices:

                  417 Fifth Avenue
                  New York, New York 10016

Item 2:

          (a)  Name of Person Filing:

                    This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to
                    Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Hot Creek Capital, L.L.C. (the "General Partner"), (ii) Hot Creek Investors, L.P. ("Investors"), and (iii) David M. W. Harvey, the principal member of the General Partner ((i), (ii), and (iii) being collectively, the "Filing Persons"). The Common Stock of the Issuer (the "Stock") which is the subject of this Schedule 13G is held by Investors. The other Filing Persons are joining in this Schedule 13G because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of March 6, 2003, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

          (b) Address of Principal Business Office or, if none, Residence:

                    Post Office Box 3178
                    Gardnerville, Nevada 89410

          (c)  Citizenship:

                    Nevada for Investors and the General Partner;
                    David M. W. Harvey is a citizen of the U.S.A.

          (d)  Title of Class of Securities:

                    Common Stock

          (e)  CUSIP Number:

                   718333107

Item 3:  Not applicable



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Item 4:  Ownership.

         (a)  Amount beneficially owned:

               687,800 shares of Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of the Partnership, the General Partner and, David M. W. Harvey. The General Partner and David M. W. Harvey expressly disclaim direct and beneficial ownership of the shares of Stock reported as deemed to be beneficially owned by them.

               Based on Form 10-Q dated October 31, 2002, the Issuer had 7,340,474 shares of Stock issued and outstanding after such date. Accordingly, the 687,800 shares of Stock which may be deemed to be beneficially owned by Investors represent approximately 9.4 percent (9.4%) of the Issuer's issued and outstanding Stock thereafter.

         (b)   Percent of class: 9.4%

         (c)   Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote              0
              (ii)  Shared power to vote or to direct the vote      687,800
              (iii) Sole power to dispose or to direct the
                    disposition of                                        0
              (iv)  Shared power to dispose or to direct the
                    disposition of                                  687,800

Item 5:  Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6:  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8:  Identification and Classification of Members of the Group.

               Not applicable.

Item 9:  Notice of Dissolution of Group.

               Not applicable.



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Item 10: Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         HOT CREEK CAPITAL, L.L.C.
                                         By:   /s/ David M. W. Harvey
Dated: March 7, 2003                     ----------------------------------
                                         Name: David M. W. Harvey
                                         Title: Managing Member


                                         HOT CREEK INVESTORS, L.P.
                                         By its General Partner
                                         HOT CREEK CAPITAL, L.L.C.
                                         By:   /s/ David M. W. Harvey
Dated: March 7, 2003                     ----------------------------------
                                         Name: David M. W. Harvey
                                         Title: Managing Member


                                         By:   /s/ David M. W. Harvey
Dated: March 7, 2003                     ----------------------------------
                                         Name: David M. W. Harvey







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                                                                       Exhibit A
                                                                       ---------


                      AGREEMENT REGARDING THE JOINT FILING
                                 OF SCHEDULE 13G

                              ---------------------

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                         HOT CREEK CAPITAL, L.L.C.
                                         By:   /s/ David M. W. Harvey
Dated: March 7, 2003                     ----------------------------------
                                         Name: David M. W. Harvey
                                         Title: Managing Member


                                         HOT CREEK INVESTORS, L.P.
                                         By its General Partner
                                         HOT CREEK CAPITAL, L.L.C.
                                         By:   /s/ David M. W. Harvey
Dated: March 7, 2003                     ----------------------------------
                                         Name: David M. W. Harvey
                                         Title: Managing Member


                                         By:   /s/ David M. W. Harvey
Dated: March 7, 2003                     ----------------------------------
                                         Name: David M. W. Harvey